NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA REPORTS MINERAL RESOURCE AT COPPERSTONE

February 8, 2006 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) is pleased to announce preliminary results of a National Instrument 43-101 (“NI 43-101”) compliant resource estimate for it’s Copperstone underground gold project in Arizona. Bonanza owns 100% of this exciting project that has considerable potential to be much larger in light of increasing gold grades at depth. A summary of the estimate, effective January, 2006 as prepared by AMEC E & C Services Inc. (“AMEC”) is as follows:

Table 1. COPPERSTONE MINERAL RESOURCE
Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Measured + Indicated	970,400	11.83	334,929
A, B, C and D	Inferred	189,600	10.87	66,266

The Table 1 resource estimate is based on a 5.1 gram of gold per tonne cutoff grade. Mine design optimization studies examining various methods of mining and stope design are on going, along with exploration studies designed to expand the resource.

Brian Kirwin, Chief Executive Officer and President of Bonanza noted, “The AMEC study has confirmed the wide open nature of the down dip extent of Highwall, C and D zones that was previously implied by Bonanza’s drilling. The potential to significantly add resources in these areas is apparent, and we are very excited about the prospects of realizing this potential. We have concluded after our extensive review that by conducting further drilling with the aim of adding additional resources to the current resource base we could further enhance Copperstone’s economic model. We are excited at the prospect of further developing the project in view of the strong gold price profile we believe exists going forward.”

The higher grade Measured, Indicated and Inferred Resources in Table 1 are included within a larger envelope of lower grade Measured, Indicated and Inferred Resources that was estimated by AMEC based upon a lower cutoff grade of 1.71 gram of gold per tonne as listed in Table 2. This larger resource indicates the potential that lies along strike and down dip in this strongly mineralized system.

Table 2. COPPERSTONE MINERAL RESOURCE
Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Measured + Indicated	2,424,100	5.61	436,896
A, B, C and D	Inferred	532,800	5.22	89,445

Bonanza has concluded that the work currently being preformed by AMEC will be better optimized by converting the scope of the report from a Pre-Feasibility study to a Preliminary Assessment. In addition to estimating these currently announced resources, a Preliminary Assessment will; (a) formalize the large amount of quality work and data compiled to date, (b) provide a clear picture of those areas with the potential to add resources, (c) create a plan to drill test those targets and (d) establish a preliminary economic analysis of Copperstone.

A new three dimensional geologic exploration model is being prepared at Copperstone, which will represent a breakthrough for exploration under the aeolian sands which cover the property. This new exploration model is based on pit mapping, underground mapping, a substantial amount of new drilling, geophysical data and structural modeling, and will guide planned drilling to further expand the resource. Completion of the new exploration model is expected during the first quarter of 2006.

The supporting Technical Report and Preliminary Assessment in compliance with NI 43-101 will be accessible at http://www.sedar.com and on Bonanza’s website www.americanbonanza.com within 45 days.

The qualified person who is responsible for the preparation of the technical information in this press release is Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community. Mineralized domains were established using indicator kriging and gold grades estimated with ordinary kriging. Bulk density values were averaged by rock type. A three dimensional block model was then generated using 18 x 12 x 6 foot blocks and interpolated utilizing mine planning software. The resource estimate was then validated with visual checks of block estimates versus drill hole composite grades, and bias checks using numerous statistical methods.

AMEC estimated gold mineral resources for American Bonanza's Copperstone Project using MineSight®, a commercially-supplied mine planning software package, to develop a three-dimensional block model.

The resources shown in Tables 1 and 2 are based on a statistically derived gold cap of 4 ounces of gold per ton (137 grams of gold per tonne). Project limits are based on UTM grid coordinates. The project extents are 330,860.44 to 336,643.78 East, 1,043,450.00 to 1,049,233.38 North, and -1,265 to 1,880.9 ft elevation. Block model cells were rotated to 315 degrees azimuth and -30 degrees northeast down dip, allowing the blocks to better align with the strike and dip of the mineralization. Cell dimensions are 18 ft down dip, 12 ft along strike, and 6 ft high.

AMEC reviewed available QA/QC data and found the gold, silver, and copper assays from the Bonanza, Asia Minerals, and Cyprus drill campaigns to be acceptably accurate. Resampling of core produced in the Royal Oak period of drilling produced poor agreement between original and reassayed core. However Royal Oak assays comprise only 3 percent of the total mineralized intercepts. AMEC recommends that mineralized intervals of Royal Oak holes be reassayed for use in future resource estimates.

AMEC found assay precision for the Bonanza and Asia Minerals drilling campaigns to be acceptable for a preliminary assessment. AMEC recommends that Bonanza's sample preparation protocols be improved in future programs to accommodate high-grade gold (such as crushing to 95% passing 10 mesh, split 500 to 1000 grams, pulverize to 95% passing 150 mesh) or that Bonanza consider employing metallic screen assays for visibly mineralized intervals. Duplicate pulp assays are not available for the Royal Oak or Cyprus drill campaigns, therefore precision estimates could not be made for these drilling campaigns.

Drill hole assays are capped at 4 oz Au/t and composited to a maximum length of 6 ft along the drill string. Outlines of zones of mineralization with >0.03 oz Au/t were drawn on sections perpendicular to strike, and oriented southwest to northeast. Sections are spaced at 70-ft intervals along strike. Plan views were consulted to assist in sectional interpretations. Mineralized sections were wire-framed to form solids to control final grade interpolation.

Weakly and strongly mineralized domains were used with indicator kriging to avoid mixing of unrelated grade populations. A composite grade of 0.100 oz Au/t was selected as an indicator boundary between low and higher grade mineralization. Composites below 0.100 oz Au/t were assigned a value of 0 (indicating weak mineralization), while composites equal to and above 0.100 oz Au/t were assigned a value of 1 (indicating strong mineralization). Indicator probability values were estimated for each block with ordinary kriging and where values were greater than 50 percent probability the blocks are assigned to the strong mineralized domain. Blocks with probabilities below 50 percent were assigned to the weakly mineralized domain. The domain assignments were compared to the composite indicator values to ensure that assignments were reasonable.

Gold grades were estimated with ordinary kriging. Gold grades equal to or greater than 0.100 oz Au/t (with composites capped at 4 oz Au/t) were interpolated into blocks designated as strong mineralization, while low grade composites were interpolated into blocks designated as weak mineralization. The search ellipsoids were oriented along strike and dip. Blocks were assigned a gold grade when a minimum of 3 composites and two drill holes are present. The maximum number of allowed composites per block was 10. Bulk density values were assigned to each block based on density averaged by rock type.

Mineral resource estimates were validated with the following methods: visual checks of block estimates versus drill hole composite grades; checks of bias between nearest-neighbor and kriged grades using grade-tonnage plots and swath plots; and histograms and probability plots of nearest-neighbor and kriged grades.

Rounding of tons as required by reporting guidelines may result in apparent differences between tons, grade and contained ounces gold.

For additional information about Bonanza please visit our website at www.americanbonanza.com .

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES
This news release uses the terms “Measured” and Indicated Resources”. Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES
This news release uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or write:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877) 366-4464